Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated May 3, 2004

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on May 3, 2004, entitled " Representatives for Statoil's corporate assembly ".

Representatives for Statoil's corporate assembly

At the AGM on 5 May, the election committee in Statoil ASA (OSE: STL, NYSE: STO) will propose the following shareholder representatives as members of the corporate assembly:

Members:

Chair Anne Kathrine Slungård
Deputy chair Wenche Meldahl
Kjell Bjørndalen
Kirsti Høegh Bjørneset
Erlend Grimstad
Anne Brit Norø
Asbjørn Rolstadås
Per-Inge Søreng

Deputy members:

1. Greger Mannsverk
2. Halvor Stenstadvold
3. Odd Anders With

The following people have already been chosen as employee-representatives in the corporate assembly:

Per Helge Ødegård
Åse Karin Staupe
Hans Marius Saltveit
Arvid Færaas

Election committee
The AGM will select two members for the election committee. Statoil's board proposes Villa Kulild and Jens Ulltveit-Moe as candidates.

Further information from:
Anne Kathrine Slungård, head of the election committee, tel: +47 48 24 88 75.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 3, 2004	By:	/S/ Eldar Sætre Eldar Sætre Acting Chief Financial Officer